                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                   FORM 11-K


                                   (Mark One)

                  [X]  ANNUAL REPORT PURSUANT TO SECTION 15(d)
            OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

                  For the fiscal year ended December 31, 1996

                                       OR

                [ ]  TRANSITION REPORT PURSUANT TO SECTION 15(d)
            OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

           For the transition period from __________ to ___________.



                         Commission File Number 1-5725




A. Full title of the plan and the address of the plan, if different from that of the issuer name below:

         Nichols-Homeshield 401(k) Savings Plan




B.       Name of issuer of the securities held pursuant to the plan and the
         address of its    principal executive office:

         Quanex Corporation
         1900 West Loop South, Suite 1500
         Houston, Texas  77027
         (713) 961-4600

                          INDEPENDENT AUDITORS' REPORT



The Benefits Committee
Quanex Corporation
Houston, Texas

Re:      Nichols-Homeshield 401(k) Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Nichols-Homeshield 401(k) Savings Plan (the "Plan") as of December 31, 1996 and 1995, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1996 and 1995, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules of (1) investments as of December 31, 1996 and (2) 5% reportable transactions for the year ended December 31, 1996 are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic 1996 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.





/s/ DELOITTE & TOUCHE LLP
--------------------------
DELOITTE & TOUCHE LLP


May 9, 1997

                               QUANEX CORPORATION
                     NICHOLS-HOMESHIELD 401(k) SAVINGS PLAN

                STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS


                                                         December 31,
                                                   -------------------------
                                                      1996           1995
                                                   -----------   -----------

Investments at fair value:
     Mutual fund assets:
           Fidelity Puritan Fund                   $   368,260   $   127,812
           Fidelity Magellan Fund                    4,613,459     4,590,045
           Fidelity Contrafund                       3,436,148     2,281,286
           Fidelity Growth & Income Fund             5,722,217     4,483,709
           Fidelity Overseas Fund                      339,269       495,052
           Fidelity Balanced Fund                    1,441,746     1,255,353
           Fidelity Government Money Market Fund     6,587,993     6,416,031
           Templeton Foreign Fund                       58,309             -
     Quanex Corporation common stock                   518,125       611,774
     Common/commingled trust                           764,169       439,555
     Loans to participants                           1,067,089       752,684
                                                   -----------   -----------
                      Total investments             24,916,784    21,453,301
                                                   -----------   -----------

Contributions Receivable:
     Employer                                           96,848       102,285
     Employee                                          126,604       139,177
                                                   -----------   -----------
                      Total                            223,452       241,462
                                                   -----------   -----------

Net assets available for benefits                  $25,140,236   $21,694,763
                                                   ===========   ===========




                       See notes to financial statements

                               QUANEX CORPORATION
                     NICHOLS-HOMESHIELD 401(k) SAVINGS PLAN

                 STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE
                                  FOR BENEFITS



                                                                 December 31,
                                                           -------------------------
                                                              1996           1995
                                                           -----------   -----------

Investment income:
           Interest and dividends                          $ 1,760,124   $ 1,135,097
           Net appreciation in fair value of investments     1,044,037     2,291,096
                                                           -----------   -----------
                      Total income                           2,804,161     3,426,193
                                                           -----------   -----------

Contributions:
           Employer                                          1,302,003     1,202,902
             Less forfeitures                                   34,342        25,176
                                                           -----------   -----------
                                                             1,267,661     1,177,726

           Employee                                          1,464,390     1,496,737
                                                           -----------   -----------
                      Total contributions                    2,732,051     2,674,463
                                                           -----------   -----------

Interest on participant loans                                   69,555        61,206
                                                           -----------   -----------
                      Total additions                        5,605,767     6,161,862
                                                           -----------   -----------

Benefit payments                                             2,154,169     1,643,823
Administrative fees                                              6,125         4,918
                                                           -----------   -----------
                      Total deductions                       2,160,294     1,648,741
                                                           -----------   -----------

Increase in net assets available
  for benefits                                               3,445,473     4,513,121

Net assets available for benefits:
           Beginning of year                                21,694,763    17,181,642
                                                           -----------   -----------
           End of year                                     $25,140,236   $21,694,763
                                                           ===========   ===========







                       See notes to financial statements

                               QUANEX CORPORATION
                     NICHOLS-HOMESHIELD 401(K) SAVINGS PLAN

                         NOTES TO FINANCIAL STATEMENTS
                     YEARS ENDED DECEMBER 31, 1996 AND 1995


A.       DESCRIPTION OF THE PLAN

         The following description of the Nichols-Homeshield 401(k) Savings Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

         (1) General. The Plan was established on October 1, 1987, and was amended and restated effective January 1, 1989, as a defined contribution plan under Section 401(k) of the Internal Revenue Code ("IRC") which covers substantially all salaried and non-union hourly employees at the Nichols-Homeshield division of Quanex Corporation (the "Company") and bargaining unit employees at the Lincolnshire, Illinois plant. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). The assets of the Plan are held in trust by Fidelity Management Trust Company ("Fidelity" or the "Trustee"). The Benefits Committee (the "Committee"), appointed by the Company's Board of Directors, serves as the Plan administrator.

         (2) Contributions. Employees are eligible to make salary deferral contributions to the Plan on the entry date next following the date that the employee completes one month of service. Participants may elect salary deferrals between 1% and 15% of compensation as defined by the Plan agreement. The Company makes contributions on behalf of employees who have at least one year of service. The Company contribution is based on Company profits and is calculated based on a percentage of the employee's compensation.

         (3) Participant Accounts. Each participant's account is credited with the participant's contribution, the employer's contribution, and an allocation of investment income. Investment income allocations are based upon individual participant account balances as of the end of the period in which the income was earned.

         (4) Investment Options. Participants may direct allocation of their contributions to investment funds and Quanex stock as follows:

                 Government Money Market Fund - composed of short-term government obligations.

                 Balanced Fund - invested and reinvested in common and preferred stocks and bonds.

                 Growth and Income Fund - invested and reinvested in equity and debt securities of foreign and domestic companies.

                 Magellan Fund - invested and reinvested in equity and debt securities of foreign and domestic companies.

                 Contrafund - invested and reinvested in equities of foreign and domestic companies.

                 Overseas Fund - invested and reinvested in foreign securities.

                 Puritan Fund - invested and reinvested in common and preferred stocks and bonds.

                 Templeton Foreign Fund - invested and reinvested in foreign securities.

                 Quanex Corporation Common Stock - invested and reinvested exclusively in the common stock of Quanex Corporation.

                 Common/Commingled Trust - invested and reinvested in investment contracts issued by insurance companies, banks and other financial institutions.

         (5) Vesting. Participants are immediately vested in their voluntary contributions and earnings thereon. Vesting in the employer contribution is based on years of credited service. A participant is 20% vested for each year of credited service and fully vested after five years. If a participant terminates employment prior to becoming fully vested, the nonvested portion of the employer contributions are immediately forfeited by the participant and utilized to reduce future employer contributions.

         (6) Payment of Benefits. The Plan is intended for long-term savings but provides for early withdrawals and loan arrangements under certain conditions. Upon termination of service, a participant may elect to receive a cash lump-sum distribution equal to the amount of vested benefits in his or her account. As of December 31, 1996 and 1995, net assets available for benefits included benefits of $22,530 and $69,484, respectively, due to participants who have withdrawn from participation in the Plan.

         (7) Loans. Loans may be granted to a participant of the Plan at the Committee's discretion. Any loan authorized by the Committee shall be subject to a term not to exceed five years. The Committee may agree to a longer term (up to seven years) only if the proceeds of the loan are to be used to purchase a dwelling. The loans bear a reasonable rate of interest established by the Committee. Interest on the loan is allocated to the borrower's participant account.

(B)      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         (1) Accounting Basis. The financial statements of the Plan are prepared on the accrual basis of accounting in accordance with generally accepted accounting principles.

         (2) Administrative Expenses. Administrative expenses of the Plan are paid by the Company. Loan set up fees and carrying fees are paid by the participant.

         (3) Investment Valuation. The Plan recognizes net appreciation or depreciation in the fair value of its investments.
                 Investments are reflected at fair value in the financial statements. Fair value of mutual fund assets is determined using a quoted net asset value. Fair value for Quanex Corporation common stock, which is listed on the New York Stock Exchange, is determined by using the last recorded sales price. The fair value of the common/commingled trust is at face value.

         (4) Use of Estimates. The preparation of financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of changes in the net assets available for benefits during the reporting period. The Plan's financial statements include amounts that are based on management's best estimates and judgments. Actual results could differ from those estimates.

         (5)     Payment of Benefits.  Benefit payments are recorded when paid.

(C)      PLAN TERMINATION

         Although it has not expressed any intention to do so, the Company has the right under the Plan to terminate the Plan at any time subject to the provisions set forth in ERISA. In the event of plan termination, the assets held by the Trustee under the Plan will be valued and fully vested, and each participant will be entitled to distributions respecting his or her account.

(D)      FEDERAL INCOME TAX STATUS

         The Plan is subject to specific rules and regulations related to employee benefit plans under the Department of Labor and the Internal Revenue Service ("IRS"). The Plan is a qualified trust under Sections 401(a) and 401(k) of the Internal Revenue Code (the "Code") and, as a result, is exempt from taxation under Sections 501(a) of the Code.
         The Plan received a favorable determination letter from the IRS dated December 22, 1994. The Company believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Therefore, it believes the Plan was qualified and the related trust was tax-exempt as of the financial statement dates.

E.       RELATED PARTY TRANSACTIONS

         During the years ended December 31, 1996 and 1995, the Plan purchased and sold shares of Quanex Corporation common stock, as shown below:

                           1996                                   1995
                           ----                                   ----
              Shares       Cost       Sales Price    Shares       Cost        Sales Price
              ------       ----       -----------    ------       ----        -----------
Purchases      6,087     $145,904                    21,420     $410,186
Sales         18,735      370,590     $435,319          121        2,554     $  2,618


       During the years ended December 31, 1996 and 1995, the Plan purchased and sold shares of Fidelity mutual funds, as shown below:

                               1996                                        1995
                               ----                                        ----
                  Shares       Cost        Sales Price     Shares          Cost      Sales Price
                  ------       ----        -----------     ------          ----      -----------
Purchases       2,158,747   $12,577,957                    2,217,167    $9,843,629
Sales           1,918,003    10,179,781   $10,508,116      2,500,093     7,931,353   $8,215,994


         During the years ended December 31, 1996 and 1995, the Plan purchased and sold shares of Fidelity Common/Commingled Trust, as shown below:

                                1996                                  1995
                                ----                                  ----
                  Shares        Cost      Sales Price   Shares        Cost       Sales Price
                  ------        ----      -----------   ------        ----       -----------
Purchases       5,950,598   $5,950,598                 3,458,959   $3,458,959
Sales           5,625,983    5,625,983   $5,625,983    3,320,803    3,320,803   $3,320,803

F.         SUPPLEMENTAL FUND INFORMATION

           Contributions, benefit payments and investment income by fund were as follows for the years ended December 31:

                                                      1996         1995
                                                   ----------   ----------

Employee Contributions:
           Fidelity Puritan Fund                   $   24,360   $   34,362
           Fidelity Magellan Fund                     339,683      353,686
           Fidelity Contrafund                        220,724      236,354
           Fidelity Growth and Income Fund            333,733      297,674
           Fidelity Overseas Fund                      41,056       35,253
           Fidelity Balanced Fund                     129,715      157,288
           Fidelity Government Money Market Fund      303,711      314,095
           Templeton Fund                               4,847            -
           Quanex Corporation common stock             28,928       19,116
           Common/commingled trust                     37,633       48,909
                                                   ----------   ----------
                                                   $1,464,390   $1,496,737
                                                   ==========   ==========


                                                     1996          1995
                                                   ----------   ----------

Employer Contributions:
           Fidelity Puritan Fund                   $   20,637   $   17,977
           Fidelity Magellan Fund                     268,954      265,178
           Fidelity Contrafund                        182,916      164,793
           Fidelity Growth and Income Fund            247,719      221,139
           Fidelity Overseas Fund                      24,525       18,633
           Fidelity Balanced Fund                     121,618      141,918
           Fidelity Government Money Market Fund      345,797      312,536
           Templeton Foreign Fund                       2,311            -
           Quanex Corporation common stock             25,760       16,809
           Common/commingled trust                     27,424       18,743
                                                   ----------   ----------
                                                   $1,267,661   $1,177,726
                                                   ==========   ==========

                                                      1996         1995
                                                   ----------   ----------
Benefit payments:
           Fidelity Puritan Fund                   $   42,523   $    4,042
           Fidelity Magellan Fund                     393,328      395,607
           Fidelity Contrafund                         73,823      209,350
           Fidelity Growth and Income Fund            455,730      348,748
           Fidelity Overseas Fund                     121,544          402
           Fidelity Balanced Fund                     197,261       24,874
           Fidelity Government Money Market Fund      842,522      659,346
           Templeton Foreign Fund                           -            -
           Quanex Corporation common stock             11,667          122
           Common/commingled trust                     15,771        1,332
                                                   ----------   ----------
                                                   $2,154,169   $1,643,823
                                                   ==========   ==========


                                                       1996          1995
                                                   -----------   -----------
Investment income:
           Fidelity Puritan Fund                   $    39,483   $    19,349
           Fidelity Magellan Fund                      483,131     1,151,140
           Fidelity Contrafund                         573,106       525,713
           Fidelity Growth and Income Fund             937,521     1,147,352
           Fidelity Overseas Fund                       74,008        51,666
           Fidelity Balanced Fund                      118,163       156,063
           Fidelity Government Money Market Fund       331,052       362,824
           Templeton Foreign Fund                        5,015             -
           Quanex Corporation common stock             210,499       (21,219)
           Common/commingled trust                      32,183        33,305
                                                   -----------   -----------
                                                   $ 2,804,161   $ 3,426,193
                                                   ===========   ===========

          ITEM 27A - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                            EIN: 38-1872178; PN 017

                               QUANEX CORPORATION
                     NICHOLS-HOMESHIELD 401(K) SAVINGS PLAN

                      SUPPLEMENTAL SCHEDULE OF INVESTMENTS
                               DECEMBER 31, 1996

                                                  Shares/                  Current
                                                 Par Value     Cost         Value
                                                 ---------     ----        -------
Mutual Fund Assets -  Fidelity Investments:
------------------------------------------
Contrafund*                                        81,522   $ 2,842,393   $ 3,436,148

Government Money Market Fund*                   6,587,993     6,587,993     6,587,993

Puritan Fund*                                      21,361       363,973       368,260

Growth and Income Fund*                           186,209     4,377,320     5,722,217

Magellan*                                          57,203     4,188,048     4,613,459

Overseas Fund*                                     11,001       319,150       339,269

Balanced Fund*                                    102,397     1,343,059     1,441,746

Templeton Foreign Fund*                             5,628        55,431        58,309
                                                            -----------   -----------
     Total mutual fund assets                                20,077,367    22,567,401

Quanex Corporation common stock*                   18,927       422,598       518,125

Common/commingled trust*                          764,169       764,169       764,169

Participant loans (bearing interest rates
   from 7.85% to 11%)                                         1,067,089     1,067,089
                                                            -----------   -----------
     Total investments                                      $22,331,223   $24,916,784
                                                            ===========   ===========





*Party-in-Interest

 ITEM 27D - SCHEDULE OF REPORTABLE (5%) TRANSACTIONS  EIN 38-1872178;  PN 017

                    NICHOLS-HOMESHIELD 401(K) SAVINGS PLAN

             SUPPLEMENTAL SCHEDULE OF 5% REPORTABLE TRANSACTIONS
                     FOR THE YEAR ENDED DECEMBER 31, 1996


                                             Single Transactions
                                             -------------------

                                                                                                 Current
                     Total Number of                     Total Number                            Value on       Net
                     Purchases During      Purchase     of Sales During    Selling   Cost of   Transaction     Gain
Description              Plan Year          Price          Plan Year        Price     Asset        Date        (Loss)
-----------          -----------------    ---------     ---------------    -------   -------   ------------    ------
None


                                             Series of Transactions
                                             ----------------------

                                                                                                           Current
                          Total Number of                     Total Number                                 Value on       Net
                          Purchases During      Purchase     of Sales During    Selling       Cost of     Transaction     Gain
Description                   Plan Year          Price          Plan Year        Price         Asset          Date        (Loss)
-----------               -----------------    ---------     ---------------    -------       -------     ------------    ------
*Magellan Fund                    124          $1,599,339
                                                                  94            $1,345,826    $1,279,285     $1,345,826  $ 66,541
*Contrafund                       112           1,225,157
                                                                  58               378,427       331,323        378,427    47,104
*Growth & Income Fund             130           1,365,280
                                                                  80               784,945       626,404        784,945   158,541
*Overseas Fund                     84           5,737,666
                                                                  41             5,947,091     5,904,611      5,947,091    42,480
*Government Money Market Fund     109           1,809,772
                                                                  94             1,637,810     1,637,810      1,637,810         0
*Common/Commingled Trust           86           5,950,598
                                                                  55             5,625,983     5,625,983      5,625,983         0

-----------------------
*Party-in-interest

                                   SIGNATURES




The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.





                                        Nichols-Homeshield 401(k) Savings Plan



Date: June 24, 1997                     /s/ Joseph K. Peery
     ------------------                 ---------------------------------------
                                        Joseph K. Peery, Benefits Committee

                               INDEX TO EXHIBITS





23.1             Independent Auditor's Consent